Form 10-Q                                                Crawford & Company
Quarter Ended September 30, 1998                         Page 7

                 NOTES TO CONDENSED FINANCIAL STATEMENTS

1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1997.

    In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of September 30, 1998, the results of its operations for the three- and nine-month periods ended September 30, 1998 and 1997, and its cash flows for the nine-month periods then ended.

2. The results of operations for the three- and nine-month periods ended September 30, 1998, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1998.

3. In June 1998, the Company acquired the portion of Crawford-THG which it did not already own. In exchange for 1.9 million restricted shares of Crawford & Company Class A Common Stock, the Company acquired Swiss Reinsurance Group's forty percent (40%) minority interest in Crawford-THG. Crawford-THG, now a wholly owned subsidiary of Crawford & Company, provides all of Crawford's services outside of the United States. This transaction was accounted for by the purchase method of accounting. The restricted shares were valued at $33.1 million, which approximated the minority interest book value. Accordingly, no goodwill was recorded related to this transaction.

    On July 31, 1998, the Company also acquired all of the outstanding shares of A.C.I. Adjusters Canada Incorporated ("ACI") for $16.1 million. The Company acquired assets with a fair value of $28.8 million and assumed liabilities of approximately $12.7 million. This transaction was accounted for by the purchase method of accounting. Goodwill related to the purchase was $12.2 million. The initial purchase price may be increased based on future earnings of the acquired entity.

4. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 effective December 31, 1997. Basic earnings per share is computed based on the weighted average number of total common shares outstanding of Class A and Class B Common Stock during the respective years. Diluted earnings per share is computed based on the weighted


Form 10-Q                                                Crawford & Company
Quarter Ended September 30, 1998                         Page 8


average number of total common shares outstanding of Class A and Class B
Common Stock, adjusted for dilutive common stock equivalents. All prior period earnings per share amounts have been restated to comply with SFAS No. 128.

    The following reconciliation illustrates the numerators and denominators of the basic and diluted net income per share computations shown on the consolidated statements of income for the nine-months ended September 30, 1998 and 1997:

                                                      1998        1997

(In thousands, except per share data)

Basic net income per share computation
Numerator
    Income available to common shareholders          $21,317     $34,633

Denominator
    Weighted-average common shares outstanding        50,142      49,737

Basic net income per share                           $  0.43     $  0.70

Diluted net income per share computation

Numerator
    Income available to common shareholders          $21,317     $34,633

Denominator
    Weighted-average common shares outstanding        50,142      49,737
    Option shares outstanding                            635       1,193
    Shares issuable under convertible debt               ---         778
                                                      50,777      51,708

Diluted net income per share                         $  0.42     $  0.67

    Options to purchase 1,120,500 shares of Class A Common Stock at prices ranging from $18.125 to $19.50 per share were outstanding at September 30, 1998 but were not included in the computation of diluted net income per share because they were antidilutive.

5. The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of "comprehensive income" and its components. Comprehensive income for the Company consists of net income and foreign currency translation adjustments. Total comprehensive income (in thousands of dollars) for the


Form 10-Q                                               Crawford & Company
Quarter Ended September 30, 1998                        Page 9


nine-month periods ended September 30, 1998 and 1997 was $21,602 and $28,679, respectively. Total comprehensive (loss) income (in thousands of dollars) for the three-month periods ended September 30, 1998 and 1997 was ($3,665) and $13,706, respectively.


Form 10-Q                                               Crawford & Company
Quarter Ended September 30, 1998                        Page 10


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

At September 30, 1998, current assets exceeded current liabilities by approximately $104.3 million, a decrease of $45.1 million from the working capital balance at December 31, 1997. Cash and cash equivalents at September 30, 1998 totaled $11.0 million, decreasing $44.4 million from the balance at the end of 1997. Cash was generated primarily from operating activities, while the principal uses of cash were for dividends, repurchases of common stock, the acquisition of ACI, acquisitions of property and equipment, and the development of the Company's new claims management system.

During 1997, the Company announced a share repurchase program to acquire up to an aggregate of 3,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through September 30, 1998, the Company has reacquired 1,194,800 shares of its Class A Common Stock and 349,700 shares of its Class B Common Stock at an average cost of $19.30 and $18.71 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries and other financing needs that may arise. Short-term borrowings outstanding as of September 30, 1998 totaled $30.0 million, as compared to $19.8 million at the end of 1997. Long-term debt totaled $2.0 million at September 30, 1998. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign-currency- denominated debt is maintained primarily to hedge the currency exposure of the Company's net investment in foreign operations.


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1998                       Page 11


Results of Operations

Operating results for the Company's domestic and international operations for the nine- and three-month periods ended September 30, 1998 and 1997 are as follows:

             Nine-month Periods Ended September 30, 1998 and 1997

                        Domestic         International           Total
                     1998      1997      1998      1997      1998      1997
                          (In thousands of dollars, except percentages)

Revenues           $381,193  $418,781  $120,084  $108,635  $501,277  $527,416

Compensation &
Benefits            236,603   260,972    76,963    68,453   313,566   329,425
% of Revenues         62.1%     62.3%     64.1%     63.0%     62.6%     62.5%

Expenses Other
than Compensation
& Benefits           88,490    94,109    46,416    36,382   134,906   130,491
% of Revenues         23.2%     22.5%     38.7%     33.5%     26.9%     24.7%

Pretax Income Before
Year 2000 Expenses,
Restructuring Charge
and Minority
Interest           $ 56,100  $ 63,700 ($  3,295) $  3,800  $ 52,805  $ 67,500
% of Revenues         14.7%     15.2%     (2.7%)     3.5%     10.5%     12.8%

           Three-month Periods Ended September 30, 1998 and 1997

                        Domestic         International           Total
                     1998      1997      1998      1997      1998      1997
                         (In thousands of dollars, except percentages)

Revenues           $124,632  $137,842  $ 40,484  $ 41,054  $165,116  $178,896

Compensation &
Benefits             78,024    84,568    26,041    25,397   104,065   109,965
% of Revenues         62.6%     61.4%     64.3%     61.9%     63.0%     61.5%

Expenses Other
than Compensation
& Benefits           32,505    29,171    15,960    14,205    48,465    43,376
% of Revenues         26.1%     21.2%     39.4%     34.6%     29.4%     24.2%

Pretax Income Before
Year 2000 Expenses,
Restructuring Charge
and Minority
Interest           $ 14,103  $ 24,103 ($  1,517) $  1,452  $ 12,586  $ 25,555
% of Revenues         11.3%     17.5%     (3.7%)     3.5%      7.6%     14.3%


Form 10-Q                                               Crawford & Company
Quarter Ended September 30, 1998                        Page 12


Revenues for the first nine months and third quarter of 1998 were $501.3 million and $165.1 million, respectively, decreasing 5.0% and 7.7% from the $527.4 million and $178.9 million for the same periods in 1997. Consolidated pretax income before restructuring charge, Year 2000 expenses, and minority interest decreased 21.8% and 50.8%, to $52.8 million and $12.6 million in the first nine months and third quarter of 1998, compared to the same periods in 1997.


DOMESTIC OPERATIONS

Revenues

Domestic revenues from insurance companies and self-insured entities totaled $381.2 million for the nine months ended September 30, 1998, decreasing 9.0% from the $418.8 million for the same period in 1997. Third quarter 1998 revenues totaled $124.6 million, a decrease of 9.6% from related 1997 revenues of $137.8 million.

Domestic unit volume, measured principally by chargeable hours, decreased approximately 12.5% and 9.8% in the first nine months and third quarter of 1998, respectively, compared to the same periods in 1997. These declines were partially offset by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 3.5% and 0.2% in the first nine months and third quarter of 1998, respectively, compared to the comparable periods in 1997.

Revenues from domestic operations include $26.3 million in revenue from services provided by the Company's catastrophe adjusters during the first nine months of 1998, principally to clients affected by natural or man-made disasters, including hurricanes, floods, hail storms and oil spills. During the same period in 1997, such revenue approximated $19.6 million. These increases are due to an increase in weather-related claims. In the third quarter of 1998, revenues produced by the Company's catastrophe adjusters totaled $11.4 million, as compared to $6.4 million in the third quarter of 1997.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Domestic compensation expense decreased as a percent of revenues from 62.3% in the nine months ended September 30, 1997 to 62.1% for the same period in 1998. Conversely, domestic compensation expense increased slightly as a percent of revenues in the third quarter of 1998 to 62.6% from 61.4% for the comparable period in 1997. The decline in the year-to-date period is primarily due to a reduction in full-time equivalent employees, and a reduction in retirement expense, resulting from favorable investment returns. The increase in the third quarter is primarily due to the decline in revenues during the quarter.


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1998                       Page 13


Payroll taxes and fringe benefits for domestic operations totaled $33.7 million and $10.4 million in the first nine months and third quarter of 1998, respectively, decreasing 15.3% and 9.6% from 1997 costs of $39.8 million and $11.5 million for the comparable periods in 1997. These declines are due primarily to fewer full-time equivalent employees and the reduction in retirement expense.

Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits approximated 23.2% and 26.1% of revenues for the nine- and three-month periods ended September 30, 1998, respectively, up from 22.5% and 21.2% of revenues for the same periods in 1997. These increases are due primarily to the decline in revenues in the 1998 periods.


INTERNATIONAL OPERATIONS

Revenues

Revenues from the Company's international operations totaled $120.1 million for the first nine months of 1998, a 10.6% increase from $108.6 million in the first half of 1997. This increase is primarily due to the acquisition of the Thomas Howell Group ("THG"), with only seven months' results included in the first nine months of 1997, due to an acquisition effective date of January 1, 1997, and a two-month delay in reporting international results. Third quarter revenues declined slightly from $41.1 million in 1997 to $40.5 million in 1998. Revenues in 1998 are net of approximately 12% and 7% declines, respectively, for the quarter and year-to-date periods due to the negative effect of a relatively strong U.S. dollar.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased as a percentage of revenues, from 63.0% and 61.9% for the nine- and three-month periods ended September 30, 1997, to 64.1% and 64.3% for the comparable periods in 1998. These increases are due primarily to a decline in revenues (excluding the impact of the THG acquisition). The Company initiated a restructuring of its United Kingdom operations in the third quarter, resulting in approximately 150 staff reductions (see "Restructuring Charges" below).

Salaries and wages of international personnel increased from 53.2% and 51.9% of revenue for the nine- and three-month periods ended September 30, 1997, respectively, to 54.9% and 55.7% for the comparable periods in 1998. Payroll taxes and fringe benefits decreased as a percent of revenues, from 9.8% and 10.0% in the nine- and three-month periods ended September 30, 1997, to 9.2% and 8.6% for the same periods in 1998.


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1998                       Page 14


Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits approximated 38.7% of international revenues for the first nine months of 1998, compared to 33.5% of revenues for the same period in 1997. Third quarter amounts were 39.4% and 34.6% of international revenues for 1998 and 1997, respectively. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy and interest costs. Increases in these expenses as a percent of revenues for the nine- and three-month periods were due to higher professional fees associated with the restructuring of the Company's United Kingdom operations and increased bad debt expenses.

Minority Interest

Minority interest benefit of $1.2 million was recorded for the first nine months of 1998, compared to a benefit of $1.8 million for the same period in 1997. In the current quarter, a benefit of $0.7 million was recorded, compared to an expense of $0.7 million in the third quarter of 1997. The minority interest expense or benefit reflects Swiss Re's 40% minority interest in Crawford-THG Limited, which was acquired by the Company in June 1998.

Euro

On January 1, 1999, the euro will be introduced as the official currency in eleven European countries in which the Company operates. Companies and individuals in those countries may from that date enter into transactions either in euros or in the local currency. Management does not believe the introduction of the euro will materially affect the Company's financial position or results of operations.


RESTRUCTURING CHARGES

During the third quarter of 1998, the Company recorded charges related to the restructuring of its United Kingdom and Canadian operations and the restructuring of senior management following the resignation of its former chairman and chief executive officer. The Company recorded a pretax restructuring charge of $9.1 million related to its United Kingdom operations. This restructuring program, designed to streamline the claims handling process, resulted in the elimination of approximately 150 staff positions and the closing of 16 offices. After reflecting income tax benefits of $2.8 million, this charge reduced the Company's net income for the quarter ended September 30, 1998, by $6.3 million, or $0.12 per share.


Form 10-Q                                               Crawford & Company
Quarter Ended September 30, 1998                        Page 15


In connection with the July 1998 acquisition of A.C.I. Adjusters Canada Incorporated ("ACI"), a pretax restructuring charge of $2.9 million was recorded during the third quarter for personnel, facilities and other costs associated with integration of the Company's existing Canadian operations with those of ACI. After reflecting income tax benefits of $1.3 million, this charge reduced the Company's net income for the quarter ended September 30, 1998 by $1.6 million, or $0.03 per share.

Additionally, the Company recorded a pretax charge of $2.8 million related to the restructuring of senior management following the resignation of its former chief executive officer in September 1998. After reflecting income tax benefits of $1.1 million, this charge reduced the Company's net income for the third quarter by $1.7 million, or $0.03 per share.

In connection with the THG acquisition, the Company recorded a pretax charge of $13 million in the first quarter of 1997 for personnel, facilities and other costs associated with integration of the Company's international businesses. After reflecting income tax benefits of $4.3 million and minority interest share of $3.5 million, this charge reduced Crawford's net income for the nine months ended September 30, 1997, by $5.2 million, or $0.10 per share.


YEAR 2000

The Company's project to remediate its computer systems to address the Year 2000 problem is proceeding on schedule. The Year 2000 problem, which is common to most organizations, concerns the inability of information systems, including embedded chips, to properly distinguish the year 2000 from the year 1900.
This could result in a system failure or a temporary inability to process claims, to make claims payments, or to transact similar normal business activities.

The Company's Year 2000 project contains five primary remediation phases: identification, assessment, repair, testing, and contingency planning. Additionally, the Company prioritizes each application or non-IT system (e.g. security systems) according to its criticality to the Company's operations. As of October 31, 1998, the Company has completed the remediation of and placed into production approximately 25% (determined on the basis of lines of code) of its systems identified as critical. For the remainder of the critical systems, the Company is either in the repair or testing phase. The Company plans to have all of these critical systems repaired and tested by March 31, 1999. During the third quarter of 1998, the Company began its contingency planning efforts for the business functions dependent upon these critical systems. The Company expects to complete these contingency plans by June 30, 1999. With respect to non-critical systems, the Company expects to complete remediation (including development of contingency plans, where appropriate) by June 30, 1999.


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1998                       Page 16


The Company is also corresponding with vendors and business partners regarding their Year 2000 readiness. Two requests for verification of Year 2000 compliance have been sent to key vendors, and the Company is actively soliciting responses from external parties identified as critical (e.g. telecommunications providers). For critical external parties for which the Company is unable to obtain satisfactory assurances of compliance, the Company intends to either change suppliers or develop detailed contingency plans. The Company plans to complete this process by June 30, 1999.

The Company has engaged an independent expert to evaluate its Year 2000 project and to report on its findings to the Company's Board of Directors.

The Company believes the most significant risks related to the project are the ability to effectively remediate its claims management systems. The worst-case scenario, a complete failure of these systems, would require the Company to shift temporarily to a manual processing mode. Such a scenario could significantly delay the processing, payment, and reporting of claims and, thus, the Company's revenue from such services. If the Company were forced to operate in such a mode for an extended length of time, the adverse impact on the Company's financial position and results of operations would likely be material. However, the Company believes that its remediation efforts will reduce the risk of such an occurrence to a very low level.

The total cost associated with the Year 2000 project is not expected to be material to the Company's financial position. The Company estimates the total cost of its Year 2000 compliance efforts to be approximately $12.5 million, with approximately $6 million having been incurred through September 30, 1998. The Company expects to incur $2 million in such costs in the 4th quarter of 1998, $4 million in 1999 and $0.5 million in 2000.

Due to the general uncertainty inherent in the Year 2000 problem, resulting in large part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition.


FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain information presented in Management's Discussion and Analysis of Financial Condition and Results of Operations may include forward-looking statements, the accuracy of which is subject to a number of risks and assumptions. The Company's Form 10-K for the year ended December 31, 1997, discusses such risks and assumptions and other key factors that could cause actual results to differ materially from those expressed in such forward-looking statements. An additional risk factor is the Company's ability to timely and efficiently address the Year 2000 problem.


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1998                       Page 17


Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 18).



Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1998                       Page 18


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
Crawford & Company:

We have made a review of the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of September 30, 1998 and the related condensed consolidated statements of income for the nine- and three-month periods ended September 30, 1998 and 1997 and the related condensed consolidated statements of cash flows for the nine-month periods ended September 30, 1998 and 1997. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1997 (not presented separately herein), and in our report dated January 30, 1998, we expressed an unqualified opinion on that balance sheet. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1997 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                 /s/Arthur Andersen LLP


Atlanta, Georgia
November 6, 1998


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1998                       Page 19


PART II - OTHER INFORMATION


Item 6.   Exhibits and Reports on Form 8-K.

          (a)  Exhibits

               15.1   Letter from Arthur Andersen LLP
               27.1   Financial Data Schedule

          (b)  Reports on Form 8-K

               Registrant filed no reports on Form 8-K during the period covered by this report.


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1998                       Page 20


                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Crawford & Company
                                              (Registrant)


Date:  11/13/98                        /s/F. L. Minix
                                       F. L. Minix
                                       Chairman of the Board and
                                       Chief Executive Officer


Date:  11/13/98                        /s/J. F. Giblin
                                       J. F. Giblin
                                       Executive Vice President - Finance
                                       (Principal Financial Officer)


Date:  11/13/98                        /s/W. L. Hudson
                                       W. L. Hudson
                                       Senior Vice President and Controller
                                       (Principal Accounting Officer)



Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1998                       Page 21


                             INDEX TO EXHIBITS


Exhibit No.   Description                                Sequential Page No.

  15.1        Letter from Arthur Andersen LLP                   22

  27.1        Financial Data Schedule  (for SEC use only)